SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 30, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia de Saneamento Básico
do Estado de São Paulo - SABESP

Interim Financial Statements
for the Quarter and Six-month Period
Ended June 30, 2004 and
Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of June 30, 2004, and the related statement of operations for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.

Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

The supplementary information for the quarter and six-month period ended June 30, 2004, consisting of the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of permitting additional analyses and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for them to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5.

We had previously reviewed the balance sheet as of March 31, 2004, presented for comparative purposes, and issued an unqualified opinion thereon, dated May 12, 2004. The statement of operations for the quarter and six-month period ended June 30, 2003, the supplementary information in constant purchasing power, and the statement of cash flows for the six-month period then ended, presented for comparative purposes, were reviewed by other independent accountants, whose special review report thereon, dated August 8, 2003, was unqualified.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 6, 2004

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Law
INTERIM FINANCIAL STATEMENTS (ITR)	06/30/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 –CVM CODE 01444-3	2 – COMPANY NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 –Federal Corporate Taxpayers’ Registration Number (CNPJ) 43.776.517/0001-80
4 – State Registration Number (NIRE) 35300016831

01.02 – HEAD OFFICE

1 – ADDRESS Rua Costa Carvalho. 300			2 – SUBURB OR DISTRICT Pinheiros
3 – POSTAL CODE 05429-900	4 – MUNICIPALITY São Paulo			5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3388-8000	8 – TELEPHONE 3388-8200	9 – TELEPHONE 3388-8201	10 – TELEX
11 – AREA CODE 011	12 – FAX 3813-0254	13 – FAX -	14 – FAX -
15 – E-MAIL sabesp@sabesp.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Rui de Britto Álvares Affonso
2 – ADDRESS Rua Costa Carvalho. 300			3 – SUBURB OR DISTRICT Pinheiros
4 – POSTAL CODE 05429-900	5 – MUNICIPALITY São Paulo			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3388-8247	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
12 – AREA CODE 011	13 – FAX 3815-4465	14 – FAX -	15 – FAX -
16 – E-MAIL raffonso@sabesp.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 - BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8- END
01/01/2004	12/31/2004	2	04/01/2004	06/30/2004	1	01/01/2004	03/31/2004
9 – INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes						10 –CVM CODE 00385-9
11 – PARTNER RESPONSIBLE Marco Antonio Brandão Simurro						12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 755.400.708-44

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 – CURRENT QUARTER 06/30/2004	2 – PRIOR QUARTER 03/31/2004	3 – SAME QUARTER IN PRIOR YEAR 06/30/2003
Paid-up Capital
1 –Common	28,479,577	28,479,577	28,479,577
2 – Preferred	0	0	0
3 – Total	28,479,577	28,479,577	28,479,577
Treasury Shares
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial. Industrial and Other Companies
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP State-owned
4 – ACTIVITY CODE 116 – Water. Sanitation and Gas Services
5 – MAIN ACTIVITY Water treatment and distribution; Sewage collection and treatment
6 – TYPE OF CONSOLIDATION Not submitted
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME

01.08 –DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1-	2 - Event	3 - Approval	4 - Income	6 - Beginning of the payment	6 - Share type	7 - Income per share
01	RCA	02/26/2004	Interest on capital		ON	0.0013800000
02	RCA	04/24/2003	Interest on capital	06/29/2004	ON	0.0014100000
03	RCA	05/29/2003	Interest on capital	06/29/2004	ON	0.0041500000
04	RCA	11/20/2003	Interest on capital	06/29/2004	ON	0.0054400000
05	RCA	01/08/2004	Interest on capital	06/29/2004	ON	0.0067000000

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (In thousands of reais)	4 – AMOUNT OF THE ALTERATION (In thousands of reais)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Thousands)	7 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE 08/12/2004	2 – SIGNATURE

02.01 – BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
1	Total assets	16,441,524	16,568,612
1.01	Current assets	987,443	1,162,961
1.01.01	Cash and cash equivalents	102,905	231,507
1.01.01.01	Cash, banks and temporary cash investments	101,796	230,067
1.01.01.02	Other cash equivalents	1,109	1,440
1.01.02	Receivables	773,407	851,136
1.01.02.01	Accounts receivable	773,407	851,136
1.01.03	Inventories	20,347	21,152
1.01.03.01	Supplies	20,347	21,152
1.01.04	Other	90,784	59,166
1.01.04.01	Recoverable taxes	32,515	11,154
1.01.04.02	Deferred income and social contribution taxes	30,361	29,714
1.01.04.03	Other receivables	27,908	18,298
1.02	Long-term assets	1,379,525	1,308,242
1.02.01	Sundry receivables	1,379,525	1,308,242
1.02.01.01	Accounts receivable	235,460	195,796
1.02.01.02	Indemnities receivable	148,794	148,794
1.02.01.03	Escrow deposits	16,805	17,501
1.02.01.04	GESP agreement	497,513	497,513
1.02.01.05	Receivables from shareholders	206,997	185,973
1.02.01.06	Deferred income and social contribution taxes	246,090	231,282
1.02.01.07	Other receivables	27,866	31,383
1.02.02	Receivables from related companies	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	14,074,556	14,097,409
1.03.01	Investments	1,917	740
1.03.01.01	Affiliates	0	0
1.03.01.02	Subsidiaries	0	0
1.03.01.03	Other investments	1,917	740
1.03.01.03.01	Shares of other companies	669	669
1.03.01.03.02	Tax incentive investments	1,226	49
1.03.01.03.03	Compulsory deposits – Eletrobrás	22	22
1.03.02	Property, plant and equipment	14,029,873	14,049,832
1.03.02.01	Technical assets	12,110,153	12,079,387
1.03.02.02	Construction in progress	1,919,720	1,970,445
1.03.03	Deferred charges	42,766	46,837
1.03.03.01	Organizational and reorganization costs	42,766	46,837

02.02 – BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
2	Total liabilities	16,441,524	16,568,612
2.01	Current liabilities	1,621,482	1,662,552
2.01.01	Loans and financing	484,348	475,115
2.01.02	Debentures	632,055	498,816
2.01.02.01	3rd issue debentures	366,597	366,597
2.01.02.02	4th issue debentures	100,001	100,001
2.01.02.03	5th issue debentures	146,173	0
2.01.02.04	Interest on debentures	19,284	32,218
2.01.03	Suppliers	24,264	26,436
2.01.04	Taxes payable	68,827	64,140
2.01.04.01	PAES Program	34,766	33,993
2.01.04.02	Cofins and Pasep	14,126	12,965
2.01.04.03	I.N.S.S.	17,966	15,114
2.01.04.04	Other	1,969	2,068
2.01.05	Dividends payable	0	0
2.01.06	Provisions	21,258	19,353
2.01.06.01	Finsocial	7,872	7,872
2.01.06.02	Customer claims	12,184	11,481
2.01.06.03	Supplier claims	1,202	0
2.01.07	Debts with related companies	0	0
2.01.08	Other	390,730	578,692
2.01.08.01	Payroll and related charges	157,301	141,384
2.01.08.02	Services	50,952	51,522
2.01.08.03	Interest on capital	93,029	262,274
2.01.08.04	Deferred income and social contribution taxes	62,971	58,622
2.01.08.05	Agreements - Municipal authorities	22,505	61,119
2.01.08.06	Other payables	3,972	3,771
2.02	Long-term liabilities	7,239,132	7,252,617
2.02.01	Loans and financing	5,759,703	5,646,189
2.02.02	Debentures	442,345	608,791
2.02.02.01	4rth issue debentures	149,999	174,999
2.02.02.02	5th issue debentures	292,346	433,792
2.02.03	Provisions	420,850	409,850
2.02.03.01	Provision for labor indemnities	23,818	24,539
2.02.03.02	Civil	16,445	20,408
2.02.03.03	Social security charges	7,001	6,759
2.02.03.04	Suppliers	178,496	165,162
2.02.03.05	Customers	179,420	178,283
2.02.03.06	Other	15,670	14,699
2.02.04	Debts with related companies	0	0
2.02.05	Other	616,234	587,787
2.02.05.01	Deferred income and social contribution taxes	127,799	117,099
2.02.05.02	PAES Program	278,132	280,450
2.02.05.03	Social security charges	183,905	164,649
2.02.05.04	Other payables	26,398	25,589
2.03	Deferred income	0	0
2.05	Shareholders’ equity	7,580,910	7,653,443
2.05.01	Capital	3,403,688	3,403,688
2.05.02	Capital reserves	51,857	51,055
2.05.02.01	Support for projects	36,077	35,275
2.05.02.02	Incentive reserves	15,780	15,780
2.05.03	Revaluation reserves	2,666,336	2,700,714
2.05.03.01	Own assets	2,666,336	2,700,714
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserves	1,398,796	1,398,796
2.05.04.01	Legal	146,340	146,340
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,252,456	1,252,456
2.05.04.07.01	Investment reserve	1,252,456	1,252,456
2.05.05	Retained earnings/accumulated deficit	60,233	99,190

03.01 - STATEMENT OF OPERATIONS (In thousands of Brazilian reais)

Code	Description	04/01/2004 to 06/30/2004	01/01/2004 to 06/30/2004	04/01/2003 to 06/30/2003	01/01/2003 to 06/30/2003
3.01	Gross revenue from sales and services	1,078,647	2,217,463	1,013,850	2,053,742
3.01.01	Water supply – retail	551,635	1,140,461	514,989	1,044,404
3.01.02	Water supply - bulk	52,648	106,025	61,405	122,948
3.01.03	Sewage collection and treatment	449,545	924,683	414,511	830,925
3.01.04	Other services rendered	24,819	46,294	22,945	55,465
3.02	Gross revenue deductions	(39,712)	(91,137)	(41,406)	(87,801)
3.02.01	Cofins	(35,056)	(73,327)	(29,878)	(62,968)
3.02.02	Pasep	(4,656)	(17,810)	(11,528)	(24,833)
3.03	Net revenue from sales and services	1,038,935	2,126,326	972,444	1,965,941
3.04	Cost of sales and services	(546,541)	(1,082,949)	(507,570)	(980,772)
3.05	Gross profit	492,394	1,043,377	464,874	985,169
3.06	Operating expenses/income	(566,650)	(938,659)	1,729	(207,196)
3.06.01	Selling expenses	(132,245)	(231,251)	(106,256)	(186,212)
3.06.02	General and administrative expenses	(68,637)	(138,824)	(59,067)	(107,489)
3.06.03	Financial	(365,768)	(568,584)	167,052	86,505
3.06.03.01	Financial income	27,484	52,875	37,221	77,158
3.06.03.01.01	Financial income	30,947	55,573	36,008	74,714
3.06.03.01.02	Cofins/Pasep	(3,463)	(2,698)	1,213	2,444
3.06.03.02	Financial expenses	(393,252)	(621,459)	129,831	9,347
3.06.03.02.01	Financial expenses	(393,252)	(621,459)	129,831	9,347
3.06.04	Other operating income	-	-	-	-
3.06.05	Other operating expenses	-	-	-	-
3.06.06	Equity in subsidiaries and affiliates	-	-	-	-
3.07	Income (loss) from operations	(74,256)	104,718	466,603	777,973
3.08	Nonoperating income (expenses)	(11,001)	(11,484)	(2,287)	(32,039)
3.08.01	Revenue	2,109	4,745	1,861	3,097
3.08.01.01	Revenue	2,494	5,249	1,921	3,206
3.08.01.02	Cofins / Pasep	(385)	(504)	(60)	(109)
3.08.02	Expenses	(13,110)	(16,229)	(4,148)	(35,136)
3.08.02.01	Loss on disposal of property, plant and equipment	(13,310)	(16,276)	(4,091)	(35,287)
3.08.02.02	Other	200	47	(57)	151
3.09	Income before taxes/profit sharing	(85,257)	93,234	464,316	745,934
3.10	Provision for income and social contribution taxes	17,843	(38,110)	(76,553)	(154,879)
3.10.01	Provision for income tax	14,168	(30,306)	(60,846)	(118,699)
3.10.02	Provision for social contribution tax	3,675	(7,804)	(15,707)	(36,180)
3.11	Deferred income tax	2,859	4,588	(46,350)	(68,988)
3.11.01	Deferred income tax	723	5,612	(30,468)	(45,170)
3.11.02	Deferred social contribution tax	2,136	(1,024)	(15,882)	(23,818)
3.11.03	Reversal of deferred income tax	-	-	-	-
3.12	Profit sharing/ statutory contributions	(8,780)	(17,561)	(8,782)	(17,563)
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	(8,780)	(17,561)	(8,782)	(17,563)
3.12.02.01	Extraordinary item	(8,780)	(17,561)	(8,782)	(17,563)
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income (loss)	(73,335)	42,151	332,631	504,504
	NUMBER OF SHARES, EX-TREASURY SHARES (THOUSAND)	28,479,577	28,479,577	28,479,577	28,479,577
	EARNINGS PER SHARE		0.00148	0.01168	0.01771
	LOSS PER SHARE	(0.00258)	-

(Convenience Translation into English from the Original Previously Issued in Portuguese)
FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Law
INTERIM FINANCIAL STATEMENTS (ITR)	06/30/2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

04.01. Notes to the Interim Financial Statements

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or “the Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and public-sector customers. The Company also provides water on a bulk basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, one of which expires in 2004 and the rest between 2005 and 2034. Each of these concessions is automatically renewable for a period equal to its initial term, unless the municipality or SABESP exercises the right to terminate the concession, through notification by either party at least six months prior to its expiration date.

The Company does not have the formal concession to provide water and sewage services in the City of São Paulo, which accounts for a substantial portion of the sales and services rendered. In Santos, a municipality in the Santos Coastal Area which also has a large population, SABESP operates based on a public authorization, like in some other municipalities in the Santos Coastal Area and the Ribeira Valley, where the Company started operating after the merger of the companies that formed SABESP.

2. PRESENTATION OF FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices and standards of the Brazilian Securities Commission (“CVM”).

3. SIGNIFICANT ACCOUNTING PRACTICES

a) Determination of results of operations

(i) Revenues from sales and services

Revenues are recorded as the services are provided. Unbilled revenue from water supply and sewage collection and treatment services are measured and recorded in accounts receivable, so that costs can be matched against revenues for the period. Said revenues are recorded net of the bonuses related to the Incentive Program for Water Consumption Reduction (Note 18).

(ii) Financial income and expenses

Represented mainly by interest, monetary and exchange variations on loans and financing and investments, calculated and recorded on the accrual basis of accounting.

(iii) Income and social contribution taxes

Recorded on the accrual basis of accounting. The provisions for income tax and deferred income tax on tax losses and temporary differences are calculated at the base rate of 15%, plus a 10% surtax. Provisions for social contribution tax and deferred social contribution tax on tax losses and on temporary differences are calculated at the rate of 9%.

(iv) Other income and expenses

Recognized on the accrual basis.

b) Temporary cash investments

Substantially represented by Financial Investment Fund (FIF) and Bank Deposit Certificates (CDB), stated at invested amounts plus income earned (on a pro rata basis) to the balance sheet date.

c) Allowance for doubtful accounts

Recognized in an amount considered sufficient to cover probable losses on the realization of receivables. The allowance is recorded in the statement of operations under the caption “Selling Expenses”.

d) Inventories

Inventories of materials used in operations and in the maintenance of the water and sewage systems are stated at average cost or realizable value, and are classified in current assets.

Inventories for capital projects are classified under property, plant and equipment and recorded at average cost.

e) Other current and long-term assets

Stated at cost or realizable value plus income earned, when applicable.

f) Permanent assets

Stated at cost, monetarily restated through December 31, 1995, together with the following:

Depreciation of property, plant, and equipment is calculated under the straight-line method at the annual rates indicated in Note 6.

The revaluation of property items, carried out in two stages in 1990 and 1991, was based on an appraisal report issued by independent appraisers and is realized through depreciation, sale, and disposal of the respective assets, with an offsetting credit to “Retained earnings”.

Financial charges on loans, obtained from third parties, for construction in progress are allocated to the costs of the assets.

Amortization of deferred charges is calculated on the straight-line basis over a period of five years from the date benefits start to be generated.

g) Loans and financing

Restated based on monetary and exchange variations, plus the respective charges incurred to the balance sheet date.

h) Accrued vacations

Accrued vacations and the related charges are recognized as incurred.

i) Reserve for contingencies

Recorded to cover losses on labor, tax, civil, and commercial lawsuits, at administrative and judicial levels, which are considered by legal counsel to be probable and estimable as of June 30, 2004.

j) Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed and conducted to minimize the environmental impact of the operations and to manage the environmental risks inherent in the activities. Accruals for these costs are recorded when they are considered to be probable and reasonably estimable.

k) Actuarial liability

The Company sponsors a private defined benefit pension plan. CVM Resolution No. 371 of December 13, 2000 requires the recognition of actuarial liabilities in excess of plan assets. As permitted by this regulation, these liabilities are being recognized over a period of five years starting in 2002.

l) Other current and long-term liabilities

Stated at their known or payable amounts, including, when applicable, charges and monetary variations.

m) Interest on capital

This interest has been recorded in accordance with Law No. 9,249/95 for tax deductibility purposes, calculated on a daily pro rata basis based on the Long-term Interest Rate (TJLP), and recorded in conformity with CVM Resolution No. 207/96.

n) Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

o) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the reporting periods. Actual results may differ from those estimates.

4. ACCOUNTS RECEIVABLE

Amounts receivable, except for agreements to refinance past-due accounts receivable, do not include interest, fines or any other charges on past-due bills, summarized as follows:

a) Balance sheet amounts

	June 2004	March 2004

Current assets:
Private-sector customers:
General customers (i)	448,333	471,023
Special customers (ii)	123,201	129,536
Agreements (iii)	52,165	51,680

	623,699	652,239

Government entities:
Municipal - São Paulo	227,263	221,844
Municipal – other	60,850	70,403
State	38,409	42,074
Agreements (iii)	19,090	2,010
Federal	12,225	10,915

	357,837	347,246

Permittees:
Guarulhos	2,242	11,245
Mauá	1,187	1,246
Mogi das Cruzes	2,340	2,351
Santo André	1,435	4,423
São Caetano do Sul	2,215	2,504
Diadema	909	949

	10,328	22,718

Unbilled amounts	175,813	189,975

Subtotal	1,167,677	1,212,178

Allowance for doubtful accounts:
Private and government sectors	(394,270)	(361,042)

Total current assets	773,407	851,136

Long-term assets:
Agreements (iii)	38,940	27,544

Permittees:
Guarulhos	226,696	208,697
Mauá	63,167	59,068
Mogi das Cruzes	1,193	1,194
Santo André	197,675	183,395
Diadema	54,908	51,871

	543,639	504,225

Subtotal	582,579	531,769

Allowance for doubtful accounts:
Permittees	(347,119)	(335,973)

Total long-term assets	235,460	195,796

Total accounts receivable	1,008,867	1,046,932

Receivables from private-sector customers refer to:

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - to refinance past-due receivables.

b) Aging summary

	June 2004	March 2004

Current	504,066	504,136
Past due:
Up to 30 days	135,440	145,114
From 31 to 60 days	66,700	74,660
From 61 to 90 days	48,834	36,447
From 91 to 120 days	43,142	35,053
From 121 to 180 days	70,561	66,542
From 181 to 360 days	106,020	94,765
For more than 360 days	775,493	787,230

Subtotal	1,750,256	1,743,947

Allowance for doubtful accounts	(741,389)	(697,015)

Total	1,008,867	1,046,932

Current	773,407	851,136
Long-term	235,460	195,796

c) Allowance for doubtful accounts

(i) Changes in the allowance during the year were as follows:

	2nd quarter/2004	1st quarter/2004

Beginning balance	697,015	669,431

Private-sector customers/
government entities	25,821	9,310
Permittees	18,553	18,274

Additions for the period	44,374	27,584

Ending balance	741,389	697,015

Current	394,270	361,042
Long-term	347,119	335,973

(ii) In results

The Company recorded probable losses on accounts receivable generated in the second quarter of 2004 in the amount of R$ 66,787 (net of recoveries, of which R$ 22,413 up to R$5 and R$ 44,374 over R$5), directly in income, under “Selling Expenses”, in accordance with Law No. 9,430/96. In the second quarter of 2003, these losses amounted to R$ 41,329.

	2nd quarter/2004	2nd quarter/2003

Allowances (over R$5)	(45,524)	(31,589)
Recoveries (over R$5)	1,150	932
Allowances (under R$5)	(32,793)	(21,224)
Recoveries (under R$5)	10,380	10,552

Expenses	(66,787)	(41,329)

The Company’s accounting policy for recognizing the allowance for doubtful accounts is summarized below. The amounts determined are considered by management to be sufficient to cover possible losses.

  Accounts receivable (except from the State Government) over R$5 and less than R$30 past due for more than 360 days are included in the allowance.

  Accounts receivable (except from the State Government) over R$30 past due for more than 360 days, for which collection lawsuits have been initiated, are included in the allowance.

  Accounts receivable (except from the State Government) under R$5 past due for more than 180 days are written off through a direct charge to “Selling Expenses”.

d) Bulk supply - Municipal authorities

Accounts receivable from bulk supply refer to the sale of “treated water” to certain municipalities, which distribute, bill, and charge the final consumers.

Changes for the period	2nd quarter/2004	1st quarter/2004

Beginning balance	526,943	506,309

Billings	52,648	53,413
Collections for the period	(25,624)	(32,772)
Collections for prior periods	-	(7)

Ending balance	553,967	526,943

Current	10,328	22,718
Long-term	543,639	504,225

e) São Paulo State Government (GESP)

Changes for the period	2nd quarter/2004	1st quarter/2004

Beginning balance	42,074	-

Billings	68,985	65,519
Collections	(28,450)	(7,355)
Matching of accounts - amendment compensation	(44,200)	(16,090)

Ending balance	38,409	42,074

5. RELATED-PARTY TRANSACTIONS

	June 2004	March 2004

Current assets:
Cash, banks and temporary cash investments with financial institutions controlled by the State Government - Nossa Caixa S.A.	70,641	185,330
State Government customers (Note 4):	38,409	42,074

Long-term assets:
Accounts receivable - retirement benefits (ii)	206,997	185,973
GESP Agreement - retirement benefits (i)	320,623	320,623
GESP Agreement - providing of services, water supply and sewage collection (i)	176,890	176,890

Permanent assets:
Property, plant and equipment - DAEE Agreement (iii)	62,503	64,338

Current liabilities: (i)
Interest on capital through 2003	55,068	98,857
Interest on capital accrued in 2004	28,120	28,120

	2nd quarter/2004	2nd quarter/2003

Gross revenue from sales and services: (*)
Water sales	38,632	35,309
Sewage services	30,353	27,743
Collections	(72,650)	(28,067)

Financial income:
Temporary cash investments - Nossa Caixa S.A.	11,687	18,539

(*)

Refers to sales transactions to State Government entities carried out under conditions considered by management as usual in the market, except for the form of settlement of receivables, which may be made under the following conditions:

Agreement amendment: (i)	June 2004	March 2004

Bills past due to November 2001	269,672	324,563
Bills past due from December 2001 to February 2004	196,967	196,967
Monetary restatement	57,299	60,249

GESP agreement	523,938	581,779

Offset with interest on capital for 2003	(309,143)	(360,667)
Offset with interest on capital for 2001	(37,905)	(44,222)

	(347,048)	(404,889)

Agreement balance	176,890	176,890

(i) First Amendment to the Agreement for Debt Acknowledgement, Payment Commitment and Other Clauses

The first Amendment, signed on March 22, 2004, consolidates the State’s debt to SABESP, which covers water supply and sewage collection bills due to February 2004, in the amount of R$581,779, monetarily restated based on the Referential Rate (TR) at the end of each year to February 2004. This amount will be audited by the State within 180 days.

SABESP acknowledged a debt to the State for interest on capital related to results for years prior to 2003 in the amount of R$158,065, restated based on the annual change in the Consumer Price Index (IPC/FIPE) to December of each year in which the interest on capital became due, and to February 2004, and of the portion related to results for 2003 in the amount of R$360,667, totaling R$518,732.

The State and SABESP will provide reciprocal offset of their receivables up to the limit of R$360,667, by means of monthly and consecutive installments from June to December 2004. The remaining balance of R$221,111 of the State’s consolidated debt will be paid in 60 equal and consecutive monthly installments, the first of which falling due on May 30, 2004. Part of the interest on capital for the years prior to 2003 will be offset against the first 12 installments, at the nominal amount of R$44,222. The remaining portion of this amount will be subject to monetary restatement based on the monthly Expanded Consumer Price Index (IPCA-IBGE) plus 0.5% per month, starting in March 2004 and until the month when the respective payment is made or offset, and will be used for settling the water supply and sewage collection bills.

The debt in the amount of R$320,623, which refers to the reimbursement for supplementary retirement and pension benefits in the period from March 1986 to November 2001, as established in State Law No. 200/74, is under discussion as set forth in the agreement and will be partially resolved by the transfer of the Alto Tietê Reservoir System, in the amount of R$300,880, as part of the payment.

(ii) Receivables from shareholder

These receivables refer to supplementary pensions and paid leave benefits paid by the Company to former employees of the state-owned companies which were merged to form SABESP. These amounts should be reimbursed by the State Government, which is responsible for fulfilling these obligations, established by State Law No. 200/74. These receivables amount to R$206,997 as of June 30, 2004, and to R$185,973 as of March 31, 2004. They are classified in long-term assets.

(iii) Agreement with the Department of Water and Electric Power (DAEE)

This agreement, signed on April 24, 1997, between DAEE and SABESP has the purpose of establishing joint operations for interconnecting the Tietê River with the Biritiba Reservoir and the interconnection of this Reservoir to the Jundiaí Reservoir, for optimizing the Alto Tietê Basin by adding 5.0 m3/s of water. DAEE grants a concession to SABESP for the use of the water for a 30-year period.

6. PROPERTY, PLANT AND EQUIPMENT

	June 2004			March 2004

	Cost	Accumulated depreciation	Net	Net

In use:
Water systems:
Land	931,518	-	931,518	930,239
Buildings	2,604,898	(1,152,684)	1,452,214	1,473,947
Connections	756,260	(275,250)	481,010	480,930
Water meters	253,323	(119,545)	133,778	136,280
Networks	3,073,278	(823,065)	2,250,213	2,255,391
Equipment	235,090	(128,497)	106,593	108,407
Other	460,863	(164,810)	296,053	277,310

	8,315,230	(2,663,851)	5,651,379	5,662,504

Sewage systems:
Land	348,223	-	348,223	348,202
Buildings	1,361,039	(423,366)	937,673	919,320
Connections	784,997	(272,785)	512,212	510,510
Networks	4,347,617	(889,687)	3,457,930	3,404,238
Equipment	456,707	(273,111)	183,596	181,046
Other	18,706	(3,353)	15,353	9,574

	7,317,289	(1,862,302)	5,454,987	5,372,890

General use:
Land	102,867	-	102,867	102,527
Buildings	117,399	(57,482)	59,917	60,401
Transportation equipment	130,477	(111,518)	18,959	21,239
Furniture, fixtures and equipment	246,442	(146,855)	99,587	132,244
Free lease land	25,312	-	25,312	25,312
Free lease assets	9,618	(3,027)	6,591	6,591

	632,115	(318,882)	313,233	348,314

	16,264,634	(4,845,035)	11,419,599	11,383,708

Construction in progress:
Water systems	524,768	-	524,768	528,386
Sewage systems	1,374,183	-	1,374,183	1,420,506
Other	20,769	-	20,769	21,553

	1,919,720	-	1,919,720	1,970,445

Intangible assets	745,510	(54,956)	690,554	695,679

Total	18,929,864	(4,899,991)	14,029,873	14,049,832

a) Depreciation

Depreciation is calculated at the following annual rates: buildings - 4%; interceptors and networks – 2%; machinery and equipment – 10%; water meters - 10%; vehicles – 20%; computer equipments – 20%; connections - 5% and furniture – 10%.

Tangible assets are amortized over the life of the concession agreements of the municipalities assumed.

b) Construction in progress

Estimated disbursement for the period from July 2004 to 2009, related to construction works already contracted, is approximately R$674,500 (unaudited).

c) Disposals of property, plant, and equipment:

In the second quarter of 2004, the Company wrote off property, plant and equipment items in the amount of R$ 13,310 (2003 – R$ 4,094). Of this amount R$ 13,198 (2003 – R$ 4,094) refers to items in use, due to obsolescence, theft and sale, and R$ 112 refers to theft of equipment of construction in progress.

d) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-party properties, in conformity with the related legislation. The owners of these properties will be compensated either amicably or through the courts. The amount of compensation to be paid starting in the third quarter of 2004, without estimated date for actual disbursement, is estimated at approximately R$278,000 which will be paid with internal funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. In the second quarter of 2004, the amount referring to expropriations was R$668 (2003 - R$1,529).

e) Tax effects on the revaluation of assets

As permitted by CVM Instruction No. 197/93, the Company did not record accruals for the tax effects (deferred taxes) on the revaluation write-up recorded as a result of the revaluations of property, plant, and equipment carried out in 1990 and 1991. Had this effect been accounted for, the unrealized amount as of June 30, 2004 would be R$507,507 (June 2003 - R$545,665). In the period from January to June 2004, the realization of the revaluation reserve amounted to R$57,383 (January to June 2003 - R$79,130).

f) Intangible assets

Starting in 1998, negotiations for new concessions are made on the basis of the economic and financial results of the transaction determined in appraisal reports issued by independent experts.

The amount defined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares or in cash, is recorded in this account and amortized over the concession period.

7. LOANS AND FINANCING

(i) Debit balance of loans and financing

	June 2004			March 2004

	Current	Long-term	Total	Current	Long-term	Total	Final maturity	Annual interest rate	Monetary restatement	Collaterals

In local currency:
Federal Government/Banco do Brasil	164,630	2,226,908	2,391,538	160,508	2,259,921	2,420,429	2014	8.5	UPR	GESP
Debentures 3rd Issue	366,597	-	366,597	366,597	-	366,597	2004	CDI+2.85%	-	-
Debentures 4th Issue	100,001	149,999	250,000	100,001	174,999	275,000	2006	CDI+1.2%	-	-
Debentures 5th Issue	146,173	292,346	438,519	-	433,792	433,792	2007	CDI+2.0% and 12.7%	IGP-M	-
Caixa Econômica Federal	38,163	471,553	509,716	37,291	478,857	516,148	2007 to 2018	5% to 9.5%	UPR	Own funds
Brazilian Economic and Social Development Bank - BNDES	-	145,317	145,317	-	119,253	119,253	2013	3% + TJLP	-	Own funds
Other	2,315	25,244	27,559	2,299	25,422	27,721	2009/11	12% / CDI	UPR	-
Interest and charges	41,427	-	41,427	54,254	-	54,254

	859,306	3,311,367	4,170,673	720,950	3,492,244	4,213,194

In foreign currency:
International Bank for Reconstruction and Development (World Bank): US$13,314,000	13,791	27,581	41,372	12,976	32,439	45,415	2007	4.85	Var.basket of currencies +US$	Federal Gov.
Société Générale: € 2,351,000	3,273	5,650	8,923	2,916	6,924	9,840	2006	4.99	€	Federal Gov.
Interamerican Development Bank (IDB): US$447,200,000	117,111	1,272,625	1,389,736	110,645	1,210,901	1,321,546	2007/25	3% to 7.7%	Var. basket of currencies+US$	Federal Gov.
Eurobonds: US$500,000,000	-	1,553,750	1,553,750	-	1,454,300	1,454,300	2005/08	10% - 12%	US$	-
Deutsche Bank Luxembourg: US$30,000,000	62,150	31,075	93,225	58,172	58,172	116,344	2005	11.125	US$	-
Interest and charges	60,772	-	60,772	68,272	-	68,272

	257,097	2,890,681	3,147,778	252,981	2,762,736	3,015,717

Total	1,116,403	6,202,048	7,318,451	973,931	6,254,980	7,228,911

Exchange rate on June 30th, 2004: US$ 3.1075; € 3.79522
UPR: Standard Reference Unit	TJLP: Long-term interest rate
VARIATION OF BASKET OF CURRENCIES: Amount related to IDB and World Bank	€: Euro
CDI: Interbank Deposit rate	IGP-M: General Market Price Index

(ii) Settlement of Loans and Financing

Total debts payable through the yearend amount to R$711,676. The main portion refers to debentures of the 3rd and 4th issue in the amount of R$ 416,597, and the amount indexed to the US dollar and the euro is R$ 158,887.

INSTITUTION	2004 Jul-Dec	2005	2006	2007	2008	2009	2010 and thereafter	TOTAL
IN LOCAL CURRENCY
Federal Government / Banco do Brasil	80,571	171,756	186,945	203,477	221,471	241,058	1,286,260	2,391,538
Caixa Econômica Federal	17,707	37,599	40,719	44,100	48,555	49,336	271,700	509,716
Debentures	416,597	246,174	246,172	146,173	-	-	-	1,055,116
BNDES	-	5,295	19,947	20,760	20,760	20,760	57,795	145,317
Other	1,098	3,142	4,088	4,088	4,088	3,908	7,147	27,559
Interest and charges	36,816	4,611	-	-	-	-	-	41,427
	552,789	468,577	497,871	418,598	294,874	315,062	1,622,902	4,170,673

IN FOREIGN CURRENCY
World Bank	6,895	13,791	13,791	6,895	-	-	-	41,372
Société Génerale	1,589	3,464	3,870	-	-	-	-	8,923
IBD	58,556	117,111	128,398	128,399	87,560	87,560	782,152	1,389,736
Eurobonds	-	854,563	-	-	699,187	-	-	1,553,750
Deutsche Bank Luxembourg	31,075	62,150	-	-	-	-	-	93,225
Interest and charges	60,772	-	-	-	-	-	-	60,772
	158,887	1,051,079	146,059	135,294	786,747	87,560	782,152	3,147,778
Total	711,676	1,519,656	643,930	553,892	1,081,621	402,622	2,405,054	7,318,451

8. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Balance sheet and income statement amounts

	June 2004	March 2004

In current assets: (i)
Income tax available for offset	26,632	9,046
Social contribution tax available for offset	5,883	2,108

	32,515	11,154

Deferred income tax	3,346	2,871
Deferred social contribution tax	27,015	26,843

	30,361	29,714

In long-term assets: (ii)
Deferred income tax	152,714	143,205
Deferred social contribution tax	93,376	88,077

	246,090	231,282

In current liabilities:
Deferred PASEP (tax on revenue)	20,624	19,851
Deferred COFINS (tax on revenue)	42,347	38,771

	62,971	58,622

In long-term liabilities: (iii)
Deferred income tax	71,345	65,408
Deferred social contribution tax	21,175	19,038
Deferred PASEP	11,745	11,277
Deferred COFINS	23,534	21,376

	127,799	117,099

b) Deferred Taxes

(i) In current assets

Mainly calculated on temporary differences totaling R$13,386 (March 2004 - R$11,481). As of June 30, 2004, social contribution tax loss carryforwards is R$286,776 (March 2004 - R$286,776).

(ii) In long-term assets

Mainly calculated on temporary differences totaling R$610,858 (March 2004 - R$572,820) related to income tax, and R$626,121 (March 2004 - R$584,742) related to social contribution tax.

The Company is claiming in court the right to fully offset the tax loss carryforwards without the 30% annual limitation imposed by Law No. 8,981/95; however, the portion offset in the period was within the limitation established in this law. As of June 30, 2004, social contribution tax loss carryforwards is R$411,389 (March 2004 - R$393,884).

In compliance with CVM Resolution No. 273/98 and CVM Instruction No. 371/02, the realization of credits arising from tax loss carryforwards and temporary differences is based on budget projections.

(iii) In long-term liabilities

Mainly calculated on temporary differences totaling R$285,382 (March 2004 - R$261,633) related to income tax and R$235,276 (March 2004 - R$211,527) related to social contribution tax.

c) Reconciliation of the effective tax rate

The amount recorded as income and social contribution tax expense in the financial statements is reconciled to the statutory rates, as shown below:

	2nd quarter/2004	2nd quarter/2003

Income (loss) before taxes	(85,257)	464,316

Cost at 34% statutory rate	28,987	(157,867)
Reconciliation:
Additions:
Nondeductible realization of the revaluation reserve	(11,688)	(8,906)
Exclusions:
Interest on capital	-	40,185
Other differences	3,403	3,685

Income and social contribution taxes in the statement of operations	20,702	(122,903)

The effective tax rate for the quarter was affected by contingent liabilities (customers, suppliers, civil, labor and environmental), actuarial liability and realization of the revaluation reserve.

9. PAES - Special Installment Payment Plan

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law No. 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS), amounting to R$316,953. The debt, which is pending confirmation by the Federal Revenue Authorities, plus interest based on the TJLP, will be paid in 120 months.

After enrolling in the PAES program, from July to June 2004, the Company paid R$33,284 and accrued R$29,229 for charges.

The assets pledged as guarantee under the REFIS program, in the amount of R$249,034, remain as guarantee under the PAES program.

10. PROVISIONS AND CONTINGENCIES

(a) Provisions in current liabilities

The Company has accrued in current liabilities, under the heading “Provisions”, the amount of R$21,258 (March 2004 – R$19,353) related to ongoing lawsuits in the execution phase.

(i) Customers – refers to lawsuits filed by customers for tariff parity.

(ii) Finsocial – In July 1991, an Ordinary Declaratory Action and for Annulment was filed, through lawsuit No. 91.0663460-5, requesting that the Finsocial (tax on revenues) debts be declared null, and that the requirement for SABESP to pay Finsocial be revoked.

Escrow deposits were made at the rate of 2%, for the period from April 1991 to April 1992, and on August 30, 1994, the withdrawal of 75% of these deposits was authorized. The remaining 25% of this amount, corresponding to the rate of 0.5%, was maintained as an escrow deposit, and also accrued.

With the recognition by the Federal Supreme Court (STF) of the constitutionality of Finsocial on the gross revenue of companies that solely provide services, which in the understanding of the legal counsel has an effect on the discussion of merit by SABESP, the Company settled, on July 26, 2002, the amount of R$ 57,016, corresponding to 1.5% of the total amount due, requesting conversion to the Federal Revenue Service of the total amount in escrow deposit, closing the legal claim related to lawsuit No. 91.0663460-5.

b) Provisions in long-term liabilities

The Company, based on an analysis with its lawyers, recorded a reserve for contingencies in the amount of R$420,850 (March 2004 - R$409,850), considered sufficient to cover probable losses in legal actions.

(i) Labor claims - the Company is a defendant in various labor claims, and a significant portion of the involved amounts is under provisional or definitive execution. This amount is thus classified as a probable loss, and a reserve has been duly recorded. The reserve refers mainly to claims concerning overtime payment and health hazard premium, which are currently at various court levels.

(ii) Suppliers - refer to lawsuits filed by service providers arising from construction contracts, which have already been judged by lower courts and await decision on the appeals filed by SABESP.

(iii) Customers - these amounts refer to various lawsuits filed by customers seeking tariff parity, currently in trial or appellate courts, where decisions have been both favorable and unfavorable to the Company.

c) Lawsuits

The Company is a party to judicial and administrative lawsuits related to environmental, tax, civil and labor issues, whose chances of success/loss are considered by legal counsel as possible, and are not being recorded in the Company’s accounting books. The amount involved in these lawsuits is approximately R$736,500 as of June 30, 2004 (March 2004 - R$572,800).

11. EMPLOYEE ASSISTANCE AND PENSION PLANS

The Company sponsors Fundação Sabesp de Seguridade Social - SABESPREV, established in August 1990 with the primary purpose of managing SABESP employees’ supplementary pension plans and assistance plan.

Monthly contributions to the defined-benefit plan are as follows: 2.10% refer to Company’s contributions, and 2.10% refer to participating employees’ contributions.

The participating employees’ contributions mentioned above is an average, since the discount amount varies according to the salary range, from 1% to 8.5%.

The assistance plan provides optional, freely-chosen health plans maintained by contributions from the Company and participants, which were as follows in the period:

  Company: 6.21% of payroll, on average.

  Participating employees: 3.21% of base salary and premiums, equivalent to 2.25% of gross payroll, on average.

12. EMPLOYEES’ BENEFITS

In order to comply with CVM Resolution No. 371 of December 13, 2000, the amounts of the pension plan benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2003, based on the report of the independent actuary, SABESP had a net actuarial liability of R$305,184 representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets

The Company opted to record the liability over a five-year period starting in 2002. The actuarial liability as of June 30, 2004, in the amount of R$183,905 (March 2004 - R$164,649), is recorded in long-term liabilities.

For 2004, estimated expenses total R$86,934. Expenses were recognized for the period from January to June 2004, as follows:

	2nd quarter/2004	1st half/2004	2nd quarter/2003	1st half/2003

Repass to Sabesprev	3,158	6,449	3,003	5,843
Recorded actuarial liability	19,256	38,365	19,263	38,562

Total recorded	22,414	44,814	22,266	44,405

The amount related to cost of past service is recorded as an “Extraordinary item” net of taxes.

13. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2003 to June 2004, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2003, the Company paid an advance of R$20,382, equivalent to 50% of one month’s payroll. In the quarter, the Company accrued the amount of R$11,850, totaling R$22,042 for the half, recorded in current liabilities, with additional payment scheduled for the end of August 2004.

14. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The Company’s management calculates the market value of these financial instruments on an annual basis.

(b) Credit risk concentration

A substantial part of sales is dispersed among a large number of customers. In the case of these customers, the credit risk is minimum due to the large portfolio and control procedures, which monitor this risk.

Doubtful receivables are properly covered by a provision for loss on their realization.

(c) Foreign currency

Foreign currency operations comprise financing for specific works related to improvement and expansion of the water supply and sewage systems.

15. OPERATING COSTS AND EXPENSES

	2nd quarter 2004	1st half 2004	2nd quarter 2003	1st half 2003

1. Cost of sales and services:
Payroll and related charges	204,580	398,459	202,885	370,852
General supplies	18,773	36,718	17,818	34,988
Treatment supplies	22,598	49,953	20,759	47,627
Outside services	59,626	113,889	47,890	95,769
Electric power	90,319	186,704	77,466	152,276
General expenses	7,801	15,427	8,900	17,393
Depreciation and amortization	142,844	281,799	131,852	261,867

	546,541	1,082,949	507,570	980,772
2. Selling expenses:
Payroll and related charges	35,955	68,601	33,791	59,343
General supplies	1,269	2,813	1,194	2,412
Outside services	15,786	29,821	20,174	41,452
Electric power	197	397	178	387
General expenses	11,610	22,041	8,937	15,845
Depreciation and amortization	641	1,261	653	1,225
Write-off of receivables	66,787	106,317	41,329	65,548

	132,245	231,251	106,256	186,212
3. General and administrative expenses:
Payroll and related charges	29,386	56,171	27,544	49,277
General supplies	798	1,559	887	1,772
Outside services	23,223	43,877	10,416	20,162
Electric power	204	406	184	383
General expenses	4,030	15,132	8,693	15,076
Depreciation and amortization	5,757	9,685	3,284	6,313
Tax expenses	5,239	11,994	8,059	14,506

	68,637	138,824	59,067	107,489
4. Costs, selling and general and administrative expenses (1+2+3):
Payroll and related charges	269,921	523,231	264,220	479,472
General supplies	20,840	41,090	19,899	39,172
Treatment supplies	22,598	49,953	20,759	47,627
Outside services	98,635	187,587	78,480	157,383
Electric power	90,720	187,507	77,828	153,046
General expenses	23,441	52,600	26,530	48,314
Depreciation and amortization	149,242	292,745	135,789	269,405
Tax expenses	5,239	11,994	8,059	14,506
Write-off of receivables	66,787	106,317	41,329	65,548

	747,423	1,453,024	672,893	1,274,473

5. Financial expenses:
Interest, fines and late payment charges on loans and financing - in local currency	108,209	219,269	134,909	268,216
Interest, fines and late payment charges on loans and financing - in foreign currency	61,193	117,935	58,297	123,983
Interest on capital	-	39,302	118,190	158,347
Interest on capital (reversal)	-	(39,302)	(118,190)	(158,347)
Other expenses on loans	82	164	85	5,648
Income tax on remittances abroad	6,860	12,881	2,488	15,228
Other financial expenses	12,135	20,181	31,879	43,261
Monetary variations on loans and financing	16,838	30,304	38,311	83,139
Exchange variations on loans and financing	174,719	192,353	(464,818)	(626,999)
Other monetary and exchange variations	1,669	3,018	6,436	8,207
Provisions	11,547	25,354	62,582	69,970

	393,252	621,459	(129,831)	(9,347)

6. Financial income:
Monetary variations	19,380	31,119	7,612	19,531
Income from temporary cash investments	4,849	11,687	20,084	38,173
Interest	6,717	12,766	8,312	17,010
Other	1	1	-	-

Total financial income	30,947	55,573	36,008	74,714
COFINS and PASEP (taxes on financial income)	(2,771)	(4,725)	(1,647)	(3,447)
COFINS and PASEP Credit	(692)	2,027	2,860	5,891

	(3,463)	(2,698)	1,213	2,444

Total financial income, net	27,484	52,875	37,221	77,158

Financial expenses (income), net	365,768	568,584	(167,052)	(86,505)

16. INDEMNITIES RECEIVABLE

The Municipalities of Diadema and Mauá terminated the concessions for water supply and sewage collection at the beginning of 1995.

In December 1996, the Company filed claims to seek compensation for investments made during the terms of the concession agreements.

Although the Company has not yet been compensated for these investments, water is still supplied on a bulk basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

The net book value of property, plant, and equipment relating to the Municipality of Diadema, written off in December 1996, amounted to R$75,231, and the claim balance and other receivables from the municipality amounting to R$62,876 are recorded under long-term receivables as “Indemnities receivable”.

The net book value of property, plant and equipment relating to the Municipality of Mauá, written off in 1999, amounted to R$103,763, and the claim balance of R$85,918 is recorded under long-term receivables as “Indemnities receivable”.

Both claims are pending court decisions, although the legal counsel conducting the litigation expects a favorable outcome for the Company.

Regarding the Municipality of Mauá, the expert report was presented, as well as the clarifications prepared by the parties’ technical staff. After the conclusion of the evidence phase, considering that the parties did not request a new presentation of proof, the period for presentation of briefs was begun.

Accordingly, SABESP presented its closing arguments. The records were submitted for conclusion on May 13, 2004 for the Municipality of Mauá to present its closing arguments. Subsequently, the records will be submitted for conclusion for sentencing.

Regarding the Municipality of Diadema, for the declaratory action for nonpayment of trade bills, attachment and joint judgment with the public civil action was determined. The performance of an accounting examination was also determined, and the parties presented the queries to the court-appointed expert.

SABESP filed an appeal against the decision determining the joint judgment of the claims, and is presently awaiting judgment of this appeal. Accordingly, the Company is awaiting the attachment of said records and the preparation of the expert report.

17. SHAREHOLDERS’ EQUITY

a) Authorized capital

The Company is authorized to increase its capital up to a maximum of R$4,100,000, corresponding to 40,000,000,000 registered common shares without par value.

b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value, held as follows:

	June 2004		March 2004

Shareholders	Number of shares	%	Number of shares	%

São Paulo State Finance Department	20,376,674,058	71.55	20,376,674,058	71.55
Shares held in custody by Stock Exchanges	8,073,289,501	28.33	8,073,374,511	28.33
Other	29,614,268	0.12	29,529,258	0.12

	28,479,577,827	100.00	28,479,577,827	100.00

c) Remuneration of shareholders

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian corporate law.

Interest declared in 2004 will be paid up to 60 days after the Annual Shareholders’ Meeting that approves the balance sheet.

d) Capital reserve

Comprises tax incentives and donations from government entities.

e) Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company opted not to recognize income and social contribution taxes on the revaluation reserve for property, plant and equipment items recorded up to 1991.

The revaluation reserve is transferred to retained earnings in proportion to the depreciation and disposal of the respective assets.

f) Changes in retained earnings

	2nd quarter/2004	1st quarter/2004

Beginning balance	99,190	-
Realization of revaluation reserve	34,378	23,006
Net income (loss)	(73,335)	115,486
Legal reserve	-	-
Interest on capital	-	(39,302)
Investment reserve	-	-

Ending balance	60,233	99,190

18. INCENTIVE PROGRAM FOR WATER CONSUMPTION REDUCTION

SABESP has implemented the Incentive Program for Water Consumption Reduction, the purpose of which is to encourage the population of the São Paulo Metropolitan Area to reduce water use, in order to help face the water shortage caused by the low rainfall levels and the resulting low water levels in the reservoirs that supply the region.

The program will encompass the municipalities of the Metropolitan Region supplied by the metropolitan aqueduct system and will be effective for six months starting March 15, 2004, consisting of the awarding of a 20% discount on water and sewage tariffs for users who reduce their water consumption by at least 20% in relation to the same period last year.

The results for the period from March 15 to June 30, 2004 are as follows:

  Reduction of R$34,945, approximately 4.7% of the billed amount for water and sewage, in the São Paulo metropolitan region;

  In June, the consumption reduction target was reached by approximately 1,599,662 users, representing 49.4% of the customers served in the São Paulo metropolitan region.

19. NEW FUNDING

(i) Sanitation Program

Severance Pay Fund (FGTS) – 2004

SABESP has filed with the Ministry of Cities, through Caixa Econômica Federal - financial agent of the FGTS, a request to obtain financing for 40 new projects in the amount of R$714,227 (total investment of R$793,585), under the Water and Institutional Development formats. Of this total, four projects were approved to be contracted, a total of R$171,983 in investments and R$154,785 in financing. The consultation letters referring to the remaining 36 projects are with the Ministry of Cities (FGTS fund management body), with the possibility of being selected and contracted by the end of the year. The tightening of public sector credit is regulated by National Monetary Council Resolution No. 3,201/04, of May 27, 2004.

(ii) BNDES

SABESP is concluding all the procedures for the signing, in the second half of 2004, of a R$298,249 new financing, of which R$133,669 is for payment of the federal government’s contribution to the Environmental Recovery Program of the Santos Metropolitan Region, which will be financed by the Japan Bank for International Cooperation (“JBIC”) for sewage projects, and R$164,580 to finance water projects contractually agreed upon by the JBIC for the Santos Metropolitan Region.

The payment conditions for water will be: 10-year term, including a 3-year grace period. Interest of 4.5% p.a. (2% p.a. plus an additional 1% p.a. basic interest for large companies + 1.5% p.a. of credit risk rate) + TJLP (Long-Term Interest Rate) of up to 6% p.a., and the excess amount is added to the debit balance.

For sewage the payment conditions will be: 10-year term, including a 3-year grace period. Interest of 4.0% p.a. (2% p.a. as basic remuneration, plus an additional 1% p.a. basic interest for large companies + 1.5% p.a. of credit risk rate, less the priority-sector discount of 0.5% p.a.) + TJLP of up to 6% p.a., and the excess amount is added to the debit balance.

20. SUBSEQUENT EVENTS

  Japan Bank for International Cooperation (“JBIC”)

On August 6, 2004, SABESP signed a Financing Agreement with the JBIC (Japan Bank For International Cooperation), with a guarantee from the Federal Government, in the amount of ¥ 21,320 million, equivalent to approximately R$588,000, for the Environmental Recovery Program of the Santos Metropolitan Region, a project involving ¥ 39,221 million, equivalent to approximately R$1,081,000, with SABESP contributing ¥ 17,901 million, equivalent to approximately R$493,000. The total financing term is 25 years, with an 18-year amortization period and a 7-year grace period. Interest is payable semiannually, at the rates of 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities.

  Debentures and promissory notes

On June 17, 2004, the Board of Directors approved: (I) the request for filing of the Company’s Securities Distribution Program, in accordance with CVM Instruction No. 400, in the amount of R$ 1,500,000; with a two-year term; (ii) the issuance of promissory notes, not included in the Distribution Program, in the amount of R$200,000, of which R$ 130,000 was distributed on July 16, 2004, as bridge operation; and (iii) the 6th issuance of simple debentures, without guarantee, and non-convertible, in the amount of R$600,000, in the context of the Distribution Program.

  Renewal of Grant of the Cantareira System

The conditions for renewal of the grant for use of the water of the Piracicaba Basin by the Cantareira System, responsible for supplying approximately 48% of the population of the São Paulo Metropolitan Region, were established by DAEE Administrative Rule No. 1213, of August 6, 2004, for a period of 10 years, in general, establishing that:

- SABESP will be guaranteed the withdrawal of 31.0 m3/s during 83% of the time;
- during the remaining time, the flow may vary from 31.0 m3/s to 24.8 m3/s (considered the minimum). We point out that the probability that this minimum flow will occur is small, having occurred once in 74 years.

05.01. Comment on the Company’s Performance in the Quarter

1. SABESP had a 6.8% increase in net revenue while EBITDA remained unchanged.

		(R$ million)

Main indicators	2Q03	2Q04	Variation

Net operating revenue	972.4	1,038.9	6.8%
Operating revenue before financial expenses	299.5	291.5	(2.7%)
EBITDA (*)	435.3	440.8	1.3%
EBITDA margin	44.8%	42.4%
Net income (loss)	332.6	(73.3)

(*) Earnings before interest, taxes, depreciation and amortization.

Sabesp had a net revenue of R$1,038.9 million, and EBITDA of R$440.8 million in 2Q04. Besides the increse in net revenue, the 6.8% devaluation of the real against the US dollar had a negative impact on the period. The final result was a loss of R$ 73.3 million.

2. Gross operating revenue – 6.4% growth

Gross operating revenue increased by R$64.8 million, or 6.4%. This quarter reflects the results of the Incentive Program for Water Consumption Reduction begun in March of this year in the Sao Paulo Metropolitan Region, which is responsible for almost 70% of the Company’s revenue. In the second quarter, discounts granted totaled R$34.9 million, or 4.7% of the water and sewage billed in the Sao Paulo Metropolitan Region.

In addition to the discount’s direct impact on revenue, a considerable number of customers (almost 20% of connections) nearly reached the water consumption reduction target for the discount. This caused a reduction in the average tariff, resulting in a modest increase in revenue in the period.

Billed volumes of retail water and sewage decreased 1.2% with the inclusion of São Bernardo do Campo in the Company’s retail volume. Not considering this municipality, there was a 3.9% decrease in billed volume of retail water and sewage in the São Paulo Metropolitan Region, and 2.2% in the Company’s total volume.

The tables below show the volume of retail water and sewage billed according to the user category and region, in the second quarters of 2003 and 2004 (unaudited):

VOLUME OF RETAIL WATER AND SEWAGE BILLED - millions of m3
User Category	Water		Var. %	Sewage		Var. %	Water+Sewage		Var. %
	2Q03	2Q04		2Q03	2Q04		2Q03	2Q04
Residential	296.2	298.4	0.7	226.8	231.6	2.1	523.0	530.0	1.3
Commercial	35.5	35.2	(0.9)	31.2	31.7	1.6	66.7	66.9	0.3
Industrial	7.6	7.8	2.6	7.2	7.8	8.3	14.8	15.6	5.4
Public	11.9	11.6	(2.5)	9.3	9.1	(2.2)	21.2	20.7	(2.4)
Total	351.2	353.0	0.5	274.5	280.2	2.1	625.7	633.2	1.2

VOLUME OF RETAIL WATER AND SEWAGE BILLED - millions of m3
Region	Water		Var. %	Sewage		Var. %	Water+Sewage		Var. %
	2Q03	2Q04		2Q03	2Q04		2Q03	2Q04
SP Metropolitan region	233.8	234.7	0.4	185.6	189.7	2.2	419.4	424.4	1.2
Regional (*)	117.4	118.3	0.8	88.9	90.5	1.8	206.3	208.8	1.2
Total	351.2	353.0	0.5	274.5	280.2	2.1	625.7	633.2	1.2
(*) Comprising the Coastal and Interior regions of the State

3. Costs, Administrative and Selling Expenses

Costs, Administrative and Selling Expenses increased R$74.5 million or 11.1%.

			(R$ million)

	2Q03	2Q04	Difference	%

Payroll and related charges	264.2	269.9	5.7	2.2
General supplies	19.9	20.8	0.9	4.5
Treatment supplies	20.8	22.6	1.8	8.7
Outside services	78.5	98.6	20.1	25.6
Electric power	77.8	90.7	12.9	16.6
General expenses	26.5	23.5	(3.0)	(11.3)
Depreciation and amortization	135.8	149.3	13.5	9.9
Write-off of receivables	41.3	66.8	25.5	61.7
Tax expenses	8.1	5.2	(2.9)	(35.8)

Costs, administrative and selling expenses	672.9	747.4	74.5	11.1

The main differences were as follows:

3.1. Payroll and related charges

Payroll and related charges increased by R$5.7 million or 2.2%. This growth was mainly due to a 4.18% salary adjustment beginning in May 2004, referring to collective bargaining.

3.2. General supplies

General supplies increased by R$0.9 million or 4.5%, mainly in relation to maintenance of residential connections.

3.3 Treatment Supplies Treatment supplies increased by R$ 1.8 million or 8.7%, mainly due to increased consumption of activated charcoal and aluminum sulphate. With climate changes and conditions of the watershed, there was a proliferation of alga that, when dead, leave an odor and taste in the water removed with the application of activated charcoal.

3.4. Outside services

Outside services increased by R$20.1 million or 25.6%, as a result of increases in advertising and publicity, for the institutional campaigns promoted by Sabesp (“Watch the Level”, “Rationing 2004” and the “Incentive Program for Water Consumption Reduction”). Other expenses that justified the increase is the paving and replacements of pavement and technical professional services.

3.5. Electric power

Electric power increased by R$12.9 million or 16.6%, due to an average increase of 14.3% in power tariff and of 1.3% due to adjustment of the emergency capacity charge. Regarding power consumption, there was a 1% drop in the second quarter of 2004 (510,576 MWh) compared to the same period of 2003 (515,807 MWh) due to the “Incentive Program for Water Consumption Reduction” in effect since March 2004.

3.6. General expenses

General expenses decreased by R$3.0 million or 11.3%, mainly as a result of reserves for contingencies. The 2Q04 amount is smaller than in 2Q03.

3.7. Depreciation and amortization

Depreciation and amortization increased by R$13.5 million or 9.9%, due to transfers from property, plant and equipment in progress to property, plant and equipment in service.

3.8. Write-off of Receivables Increased by R$ 25.5 million or 61.7%, due to the write-off in June of invoices above R$ 30,000.00, more than one year past due, with lawsuits.

3.9 Tax Expenses Decreased by R$ 2.9 million or 35.8%, due to payment of Eurobonds in 2Q03 with a higher levy of CPMF (tax on bank transactions).

4. Financial Expenses and Monetary Variations on Liabilities

4.1 Financial Expenses

Financial expenses decreased by R$90.2 million or 31.1%, due to:

  Provisions, which decreased by R$ 51.0 million, due to a larger provision for lawsuits on customers in 2Q03;

  Interest on domestic loans and financing, which decreased by R$ 26.7 million, due to the decrease in the variation of the annual interbank deposit rate (CDI) on the debit balance of the debentures issued by SABESP in the capital market;

  Other financial expenses, which decreased by R$ 19.7 million, due to the fine (50% reduction) on the Cofins and Pasep debt consolidated in PAES tax refinancing program (Law No. 10,684/2003 – New Refis), in 2Q03.

4.2 Monetary Variations on Liabilities

Monetary variations on liabilities decreased by R$613.3 million, due to the 6.8% devaluation of the Brazilian real against the US dollar in 2Q04 when compared to the 14.4% appreciation in 2Q03, which affected loans denominated in foreign currency.

5. Operating indicators

As shown in the table below, the Company is still expanding its services. (unaudited)

Main Operating Indicators	2Q03	2Q04%

Water connections (1)	5,975	6,285	5.2
Sewage connections (1)	4,385	4,673	6.6
Population served - water (2)	21.2	22.2	4.7
Population served - sewage (2)	17.0	18.0	5.9
Billed volume - bulk water (3)	86.4	62.3	(27.9)
Billed volume - retail water (3)	351.2	353.0	0.5
Billed volume - sewage (3)	274.5	280.2	2.1
Number of employees	18,355	17,807	(3.0)
Operating productivity (4)	564	615	9.0

(1)	In thousand units at the end of the period
(2)	In millions of inhabitants at the end of the period
(3)	In millions of m3
(4)	Number of water and sewage connections per employee

10.01. CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 - ITEM	01
2 - ORDER NUMBER	3
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-030
4 - DATE OF REGISTRATION WITH CVM	03/18/1999
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	02/01/1999
9 - DUE DATE	09/24/2004
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,002.76
14 - AMOUNT ISSUED (Thousand of reais)	115,317
15 - DEBENTURES ISSUED (Units)	115,000
16 - OUTSTANDING DEBENTURES (Units)	103,807
17 - TREASURY DEBENTURES (Units)	11,193
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION	03/24/2003
22 - DATE OF NEXT EVENT	09/24/2004

1 - ITEM	02
2 - ORDER NUMBER	3
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-031
4 - DATE OF REGISTRATION WITH CVM	03/18/1999
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	02/01/1999
9 - DUE DATE	09/24/2004
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,002.76
14 - AMOUNT ISSUED (Thousand of reais)	115,317
15 - DEBENTURES ISSUED (Units)	115,000
16 - OUTSTANDING DEBENTURES (Units)	103,198
17 - TREASURY DEBENTURES (Units)	11,802
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION	03/24/2003
22 - DATE OF NEXT EVENT	09/24/2004

1 - ITEM	03
2 - ORDER NUMBER	3
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-032
4 - DATE OF REGISTRATION WITH CVM	03/18/1999
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	02/01/1999
9 - DUE DATE	09/24/2004
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,002.76
14 - AMOUNT ISSUED (Thousand of reais)	115,317
15 - DEBENTURES ISSUED (Units)	115,000
16 - OUTSTANDING DEBENTURES (Units)	102,159
17 - TREASURY DEBENTURES (Units)	12,841
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION	03/24/2003
22 - DATE OF NEXT EVENT	09/24/2004

1 - ITEM	04
2 - ORDER NUMBER	3
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-033
4 - DATE OF REGISTRATION WITH CVM	03/18/1999
5 - ISSUED SERIES	4
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	02/01/1999
9 - DUE DATE	09/24/2004
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,002.76
14 - AMOUNT ISSUED (Thousand of reais)	51,808
15 - DEBENTURES ISSUED (Units)	51,666
16 - OUTSTANDING DEBENTURES (Units)	41,005
17 - TREASURY DEBENTURES (Units)	10,661
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION	03/24/2003
22 - DATE OF NEXT EVENT	09/24/2004

1 - ITEM	05
2 - ORDER NUMBER	3
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/1999-034
4 - DATE OF REGISTRATION WITH CVM	03/18/1999
5 - ISSUED SERIES	5
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	02/01/1999
9 - DUE DATE	09/24/2004
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI RATE + 2.85% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	1,002.76
14 - AMOUNT ISSUED (Thousand of reais)	16,473
15 - DEBENTURES ISSUED (Units)	16,428
16 - OUTSTANDING DEBENTURES (Units)	16,428
17 - TREASURY DEBENTURES (Units)	0
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION	03/24/2003
22 - DATE OF NEXT EVENT	09/24/2004

1 - ITEM	06
2 - ORDER NUMBER	4
3 - CVM REGISTRATION NUMBER	CVM\SRE\DEB\2001-022
4 - DATE OF REGISTRATION WITH CVM	06/04/2001
5 - ISSUED SERIES	SOLE
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2001
9 - DUE DATE	12/15/2006
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI RATE + 1.2% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	8,390.92
14 - AMOUNT ISSUED (Thousand of reais)	251,727
15 - DEBENTURES ISSUED (Units)	30,000
16 - OUTSTANDING DEBENTURES (Units)	30,000
17 - TREASURY DEBENTURES (Units)	0
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/15/2004

1 - ITEM	07
2 - ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-013
4 - DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	CDI RATE + 2% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	10,410.48
14 - AMOUNT ISSUED (Thousand of reais)	326,597
15 - DEBENTURES ISSUED (Units)	31,372
16 - OUTSTANDING DEBENTURES (Units)	31,372
17 - TREASURY DEBENTURES (Units)	0
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION	10/01/2003
22 - DATE OF NEXT EVENT	07/01/2004

1 - ITEM	08
2 - ORDER NUMBER	5
3 - CVM REGISTRATION NUMBER	CVM\SRE\DEB\2002-014
4 - DATE OF REGISTRATION WITH CVM	05/14/2002
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	04/01/2002
9 - DUE DATE	03/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGP-M + 12.7% PER ANNUM
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL VALUE (reais)	14,889,09
14 - AMOUNT ISSUED (Thousand of reais)	128,463
15 - DEBENTURES ISSUED (Units)	8,628
16 - OUTSTANDING DEBENTURES (Units)	8,628
17 - TREASURY DEBENTURES (Units)	0
18 - REDEEMED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST RENEGOTIATION	10/01/2003
22 - DATE OF NEXT EVENT	04/01/2005

16.01. OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY

Supplementary information

In order to provide improved information to the market, the Company is also presenting as supplementary information its statements of cash flows prepared in accordance with IBRACON Accounting Standard No. 20, and the supplementary information in constant purchasing power.

1. SUPPLEMENTARY INFORMATION - STATEMENTS OF CASH FLOW

			(R$ million)

Description	2Q04	1H04	2Q03	1H03

Cash flow from operating activities

Net income (loss)	(73,335)	42,151	332,631	504,504

Adjustments to reconcile net income (loss):

Deferred income and social contribution taxes	(406)	188	41,826	(16,325)

Reserve for contingencies	12,905	38,271	(121,741)	(89,129)

Social security charges	19,256	38,365	19,263	38,562

Property, plant and equipment received in donation (private sector)	(2,286)	(2,587)	(343)	(343)

Loss on disposal of property, plant and equipment	13,310	16,276	4,091	35,287

Gain on sale of property, plant and equipment	-	-	(4)	(4)

Depreciation	138,865	274,067	129,085	256,260

Amortization	10,377	18,678	6,704	13,145

Interest on loans and financing payable	176,175	350,130	192,096	400,960

Monetary and exchange variations on loans and financing	191,557	222,657	(426,507)	(543,860)

Monetary variation on interest on capital	5,389	6,493	-	-

Allowance for doubtful accounts	66,787	106,317	41,329	65,548

	558,594	1,111,006	218,430	664,605

(Increase) decrease in assets:

Accounts receivable	10,942	(68,023)	20,527	(79,499)

Receivables from shareholders	-	-	(20,390)	(38,864)

Inventories	805	1,961	(1,853)	2,507

Income and social contribution taxes available for offset	(21,361)	(31,375)	-	-

Other receivables	(9,610)	(16,033)	(8,888)	52,290

Accounts receivable - long-term	(39,664)	(50,370)	(1,080)	(1,957)

Receivables from shareholders - GESP Agreement	-	(12,713)	-	-

Receivables from shareholders - GESP Agreement	(21,024)	(36,634)	-	-

Escrow deposits	696	771	(304)	186

Other long-term receivables	3,517	2,717	(1,047)	(1,960)

	(75,699)	(209,699)	(13,035)	(67,297)

Increase (decrease) in liabilities:

Suppliers	(2,172)	(27,670)	(69)	(12,328)

Payroll and related charges	15,917	22,007	46,410	63,164

Interest on capital	-	-	1,704	-

Taxes payable	4,687	(15,661)	(10,621)	81,293

Other payables	87,800	3,133	2,066	(2,987)

Taxes payable - long-term liabilities	(2,318)	(4,082)	168,251	154,060

Other payables - long-term liabilities	809	1,700	-	-

	104,723	(20,573)	207,741	283,202

Net cash provided by operating activities	587,618	880,734	413,136	880,510

Cash flow from investing activities:

Purchase of property, plant and equipment	(242,212)	(317,691)	(113,985)	(222,308)

Purchase of investments	(1,177)	(1,177)	-	-

Sale of property, plant and equipment	-	176	8	8

Increase in deferred charges	(56)	(124)	(1,546)	(4,048)

Net cash used in investing activities	(243,445)	(318,816)	(115,523)	(226,348)

Cash flow from financing activities:

Loans and financing - long-term:

Funding operations	51,309	103,202	702,604	719,124

Payments	(349,450)	(647,938)	(306,206)	(651,640)

Interest on capital

Interest on capital paid	(188,274)	(189,663)	(111,452)	(114,987)

Matching of accounts	13,640	(5,627)	-	-

Net cash used in financing activities	(472,775)	(740,026)	284,946	(47,503)

Increase (decrease) in cash and cash equivalents	(128,602)	(178,108)	582,559	606,659

Cash and cash equivalents at beginning of period	231,507	281,013	438,771	414,671

Cash and cash equivalents at end of period	102,905	102,905	1,021,330	1,021,330

Change in cash	(128,602)	(178,108)	582,559	606,659

Supplementary cash flow information:

Capitalization of interest and financial charges	19,950	26,138	(8,341)	(10,528)

Income and social contribution taxes paid	-	67,710	128,646	128,646

Property, plant and equipment received in donation and/or paid with shares	801	1,117	404	943

Cofins and Pasep paid	36,238	88,982	47,243	78,356

Transactions not affecting cash

Acquisition related to São Bernardo do Campo:

Purchase price	415,471	415,471	-	-

Offset of accounts receivable	(265,432)	(265,432)	-	-

Amount payable	(71,268)	(22,506)	-	-

Amount paid	29,258	78,020	-	-

2. SUPPLEMENTARY INFORMATION IN CONSTANT PURCHASING POWER

a) Restatement index

The restatement of permanent assets, shareholders’ equity, income and expense accounts, and the calculation of gains and losses on monetary items was based on the Accounting Monetary Unit (UMC), which considers as a basis the General Market Price Index (IGP-M), which was 3.95% for the quarter and 6.78% year to date.

b) Balance sheet accounts

Monetary assets and liabilities shown in the financial statements in constant purchasing power are the same as those shown as under “corporate law”, except accounts receivable from customers, accounts payable to suppliers and contractors, and deferred income and social contribution taxes in long-term liabilities, which are adjusted to reflect the purchasing power or realization value in currency as of June 30, 2004, taking as a basis the rate disclosed by the National Association of Investment Banks and Securities Dealers (ANBID).

Permanent assets and shareholders’ equity have been adjusted based on the monthly change in the UMC, which was restated based on the IGP-M index through June 30, 2004.

c) Income and expense accounts

All income and expense accounts were restated using the UMC from the month originally recorded, adjusted according to inflationary gains and losses calculated on the monthly beginning and ending balances of the monetary assets and liabilities generating financial income and expenses or nominal inflationary gains and losses which were considered as reductions of the income and expense accounts to which they are linked.

d) Deferred taxes

Deferred income and social contribution taxes were calculated based on the 15% tax rate plus surtaxes of 10% and 9%, respectively, on the increased value of the permanent asset items arising from their monetary restatement, in accordance with CVM instructions included in Pronouncement No. 99/006 from IBRACON (Brazilian Institute of Independent Auditors).

The amounts are in constant purchasing power as of June 30, 2004.

		(In thousands of R$)

Balance sheet	Nominal currency	Constant purchasing power

Total assets	16,441,524	33,006,812

Current assets	987,443	985,479

Long-term assets	1,379,525	1,379,525

Permanent assets	14,074,556	30,641,808
Investments	1,917	2,907
Property, plant and equipment	14,029,873	30,560,543
Deferred charges	42,766	78,358

Total liabilities	16,441,524	33,006,812

Current liabilities	1,621,482	1,621,249

Long-term liabilities	7,239,132	12,147,945

Shareholders’ equity	7,580,910	19,237,618
Capital	3,403,688	8,564,141
Capital reserves	51,857	99,710
Revaluation reserves	2,666,336	6,767,675
Profit reserves	1,398,796	3,769,745
Retained earnings	60,233	36,347

		(In thousands of R$)

	January to June 2004

Statement of Operations	Nominal currency	Constant purchasing power

Net revenue from sales and services	2,126,326	2,192,802

Cost of sales and services	(1,082,949)	(1,472,979)

Gross profit	1,043,377	719,823

Selling expenses	(231,251)	(239,594)
Administrative expenses	(138,824)	(151,041)

Income before financial expenses	673,302	329,188

Financial expenses, net	(568,584)	(155,304)

Income from operations	104,718	173,884

Nonoperating expenses	(11,484)	(36,441)

Income before taxes and profit sharing	93,234	137,443

Provision for income and social contribution taxes	(38,110)	(40,341)

Deferred income and social contribution taxes	4,588	6,461

Extraordinary item, net of income and social contribution taxes	(17,561)	(18,265)

Net income	42,151	85,298

Earnings per share	0.00148	0.00300

Reconciliation between net income and shareholders’ equity

		(In thousands of R$)

	Net income	Shareholder’s equity

Corporate law	42,151	7,580,910
Price-level restatements:
Of permanent assets	1,568,609	16,567,252
Of shareholders’ equity	(1,528,726)
Adjustment to present value - net	1,262	(1,731)
Reversal (provision) of taxes:
Income tax	1,472	(3,609,421)
Social contribution tax	530	(1,299,392)

In constant purchasing power	85,298	19,237,618

3. CHANGE IN OWNERSHIP CONTROL OF CONTROLLING SHAREHOLDERS, BOARD MEMBERS AND DIRECTORS FROM JUNE 30, 2003 TO JUNE 30, 2004

	06/30/2003			Number of shares			06/30/2004
Shareholders	Number of shares	Number of sharequotas	%	New shareholders	Common share movement	No longer with the Company	Number of shares	%
Controlling shareholder	20,376,674,058		71.55				20,376,674,058	71.55
Board of Directors	90,017			1		(2)	90,016
Executive Board	110,000	2,493,526*			(110,000)	2,493,526*
Fiscal Council	110,000				(110,000)
Other shareholders	8,102,593,752						8,102,813,753
Outstanding shares**	8,102,903,752		28.45				8,102,903,753	28.45
Total shares	28,479,577,827		100.00	1	(220,000)	(2)	28,479,577,827	100.00

* Sharequotas of investment fund based on Sabesp shares (each sharequota is equivalent to 20,000 shares).

** Except for a member of the Board of Directors who held 90,000 shares, the shares held by the other members were assigned by the State of São Paulo Finance Department and are returned when their holders leave the Board.

4. OWNERSHIP CONTROL

Holders of more than 5% of the shares	Common Shares	%
São Paulo State Finance Department	20,376,674,058	71.55

Shareholder	Common Shares	%

MAJORITY SHAREHOLDER	20,376,674,058	71.55
MANAGEMENT
Board of Directors	90,016
Executive Board	-
Fiscal Council	-

TREASURY SHARES	-

OTHER SHAREHOLDERS	8,102,813,753

TOTAL	28,479,577,827	100.00

SHARES OUTSTANDING IN THE MARKET	8,102,903,753	28.45

17.01. UNQUALIFIED SPECIAL REVIEW REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1.

We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of June 30, 2004, and the related statement of operations for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.

We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.

Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.

The supplementary information for the quarter and six-month period ended June 30, 2004, consisting of the financial statements in constant purchasing power, and the statement of cash flows are presented for purposes of permitting additional analyses and are not a required part of the basic financial statements. This supplementary information was reviewed by us in accordance with the auditing procedures mentioned in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for them to be fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5.

We had previously reviewed the balance sheet as of March 31, 2004, presented for comparative purposes, and issued an unqualified opinion thereon, dated May 12, 2004. The statement of operations for the quarter and six-month period ended June 30, 2003, the supplementary information in constant purchasing power, and the statement of cash flows for the six-month period then ended, presented for comparative purposes, were reviewed by other independent accountants, whose special review report thereon, dated August 8, 2003, was unqualified.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 6, 2004

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Contents

GROUP	EXHIBIT	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY	5
03	01	STATEMENT OF OPERATIONS	7
04	01	NOTES TO THE INTERIM FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER	40
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES	44
16	01	OTHER INFORMATION CONSIDERED RELEVANT BY THE COMPANY	52
17	01	SPECIAL REVIEW REPORT	59

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 30, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.